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                            July 9, 2021

       Jennifer Ernst
       Chief Executive Officer
       Tivic Health Systems, Inc.
       39899 Balentine Drive, Suite 200
       Newark, CA 94560

                                                        Re: Tivic Health
Systems, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 2,
2021
                                                            CIK No. 0001787740

       Dear Ms. Ernst:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please revise your artwork at the forefront of the prospectus to remove the $10B US
                                                        Market Segment claim.
You may provide the market opportunity for indications where you have received
marketing authorization for ClearUP. In your revisions, please also clarify that any market
opportunity or market segment claims are for the indications where you have approved
products, rather than the bioelectronic industry, and that you face competition from OTC
pharmaceuticals and saline irrigation in these indications.
 Jennifer Ernst
FirstName   LastNameJennifer Ernst
Tivic Health  Systems, Inc.
Comapany
July 9, 2021NameTivic Health Systems, Inc.
July 9,2 2021 Page 2
Page
FirstName LastName
Prospectus Summary, page 1

2. We note your statement that you have determined that the ClearUP Gen 2 product is covered by the same regulatory clearances as ClearUP and will not require separate FDA approvals prior to commercialization. Please revise your statements here and on page 44 to reflect your disclosure on page 16 that the FDA could determine that the ClearUP Gen
         2 device is not covered by the same clearance as your existing ClearUP device.
Our Innovation, page 2

3. We note your response to prior comment 3 and revised disclosure. Please further revise your disclosure here and on pages 44 and 49 discussing the potential for new product development to clarify that the medical device development process is inherently uncertain and that there can be no guarantee that your stimulation approach will lead to the development of approved products for other clinical indications.
4. We note your response to prior comment 6 and revised disclosure. Please revise further here and on page 49 to briefly clarify (i) how the outcomes of "pain relief, a decrease in opioid medication use, and inflammation following common sinus surgeries. feasibility for at-home use of the device" were measured and assessed and (ii) whether the findings from the study were statistically significant.
Competition, page 3

5. We note your response to prior comment 5 and revised disclosure. Please revise further here and on page 46 to clarify the basis for your statement that there is increasing interest among consumers to reduce reliance on drugs and to find non-drug solutions for sinus pain and congestion. If this statement is based on management's belief or based on the survey described on page 45, please so state.
Market Opportunity, page 45

6. We note your response to prior comment 14 and revised disclosure. Please revise further to disclose how individuals were verified as "recurring sufferers" and selected for participation in the survey.
Principal Stockholders, page 69

7. Please explain to us why your principal stockholders table does not reference your shares of preferred stock that will convert into common stock prior to the completion of the offering. For guidance, please refer to Item 403 of Regulation S-K. Jennifer Ernst
Tivic Health Systems, Inc.
July 9, 2021
Page 3

       You may contact Franklin Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameJennifer Ernst
                                                        Division of Corporation
Finance
Comapany NameTivic Health Systems, Inc.
                                                        Office of Life Sciences
July 9, 2021 Page 3
cc:       Christopher L. Tinen, Esq.
FirstName LastName